
October 19, 2022

Jeffrey Tarr
Chief Executive Officer
Skillsoft Corp.
300 Innovative Way, Suite 201
Nashua, New Hampshire 03062

> **Re: Skillsoft Corp.**
> **Form 10-K for the Fiscal Year Ended January 31, 2022**
> **Form 8-K Filed September 7, 2022**
> **Response dated October 6, 2022**
> **File No. 001-38960**

Dear Jeffrey Tarr:

We have reviewed your October 6, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 22, 2022 letter.

Form 10-K for the fiscal year ended January 31, 2022

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page F-39

1. We note your response to prior comment 1 and we are unable to agree that it is appropriate to present Non-GAAP financial information of the Successor and the Predecessor on a combined basis without reflecting all relevant pro forma adjustments required by Article 11 of Regulation S-X. Please confirm that you will remove this presentation in future filings.

Form 8-K filed on September 7, 2022
Exhibit 99.1, page 11

2.   We note your response to prior comment 5. Please quantify each of the items included in the adjustments labeled "Non-recurring costs and other." For each item, explain whether they represent normal, recurring, cash operating expenses necessary to operate your business. In addition, with a view toward future filings, please describe the nature of each adjustment and why you believe the adjustment is appropriate.

  You may contact Morgan Youngwood, Senior Staff Accountant at 202-551-3479 or Stephen Krikorian, Accounting Branch Chief at 202-551-3488 if you have questions regarding comments on the financial statements and related matters.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Technology